SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                   Imperial Parking Corporation
                        (Name of Issuer)

                  Common Stock, $.01 par value
                   (Title of class of securities)

                          453077109
                         (CUSIP Number)

                      Marc Weingarten, Esq.
                     Schulte Roth & Zabel LLP
                         900 Third Avenue
                    New York, New York  10022
                         (212) 756-2000
   (Name, address and telephone number of person authorized to receive notices and communications)

                        March 20, 2000
     (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP No. 453077109                              Page 2 of 10 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Partners, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            204,658

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          204,658
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     204,658

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     9.64%

     14        TYPE OF REPORTING PERSON*
                    PN

                           SCHEDULE 13D

CUSIP No. 453077109                              Page 3 of 10 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Partners III, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            12,122

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          12,122
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     12,122

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     .57%

     14        TYPE OF REPORTING PERSON*
                    PN

                          SCHEDULE 13D

CUSIP No. 453077109                              Page 4 of 10 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham International Advisors, L.L.C.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            78,383

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          78,383
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     78,383

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     3.69%

     14        TYPE OF REPORTING PERSON*
                    OO; IA

SCHEDULE 13D

CUSIP No. 453077109                              Page 5 of 10 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Holdings II, L.L.C.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            23,898

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          23,898
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     23,898

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     1.13%

     14        TYPE OF REPORTING PERSON*
                    OO; IA

                                                           Page 6 of 10 Pages

Item 1. Security and Issuer

     This statement on Schedule 13D (the "Statement") relates to the Common Stock, $.01 par value ("Common Stock"), of Imperial Parking Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 601 West Cordova St, Suite 300, Vancouver, V6B 1G1, British Columbia, Canada.

Item 2. Identity and Background

     This Statement is being filed by Gotham Partners, L.P., a New York limited partnership ("Gotham"), with respect to shares of Common Stock owned by it, Gotham Partners III, L.P., a New York limited partnership
("Gotham III"), with respect to shares of Common Stock owned by it, Gotham Holdings II, L.L.C., a Delaware limited liability company ("Holdings") with respect to shares of Common Stock owned by it and Gotham International Advisors, L.L.C., a Delaware limited liability company ("Gotham Advisors"), with respect to shares of Common Stock owned by Gotham Partners International, Ltd. ("Gotham International"), a Cayman exempted company. Gotham, Gotham III, Holdings II and Advisors are together the "Reporting Persons".

     Each of Gotham and Gotham III was formed to engage in the buying and selling of securities for investment for its own account. Each of Gotham Advisors and Gotham Holdings Management LLC, a Delaware limited liability company ("Gotham Management") was formed for the purpose of providing a full range of investment advisory services, including acting as the investment manager of one or more investment funds or other similar entities, including Gotham International and Holdings, respectively.

     Section H Partners, L.P., a New York limited partnership ("Section H"), is the sole general partner of Gotham and Gotham III. Karenina Corp., a New York corporation ("Karenina"), and DPB Corp., a New York corporation ("DPB"), are the sole general partners of Section H. Karenina is wholly owned by Mr. William A. Ackman. DPB is wholly owned by Mr. David P. Berkowitz. Gotham Management is the manager of Holdings. Pursuant to an investment management agreement (the "Investment Management Agreement"), Gotham Advisors has the power to vote and dispose of the shares of Common Stock held for the account of Gotham International and, accordingly, may be deemed the "beneficial owner" of such shares. Messrs. Ackman and Berkowitz are the Senior Managing Members of Gotham Advisors and Holdings.

Messrs. Ackman and Berkowitz are citizens of the United States of America, and the principal occupation of each of them is managing the affairs of (i) Karenina and DPB, respectively, and through such entities the affairs of Section H, Gotham, Gotham III, Holdings and (ii) Gotham Advisors, and through such entity the affairs of Gotham International. The business address of each of Gotham, Gotham III, Holdings, Gotham Advisors, Section H, Gotham Management, Karenina, DPB and Messrs. Ackman and Berkowitz is 110 East 42nd Street, 18th Floor, New York, New York 10017. The business address of Gotham International is c/o Goldman Sachs (Cayman) Trust, Limited, Harbour Centre, 2nd Floor, P.O. Box 896, George Town, Grand Cayman, Cayman Islands, British West Indies.

     During the last five years, none of Gotham, Gotham III, Holdings, Gotham Advisors, Gotham International, Section H, Gotham Management, Karenina, DPB, Mr. Ackman or Mr. Berkowitz (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after appropriate inquiry.


Item 3. Source and Amount of Funds or Other Consideration

     The aggregate purchase price of the Common Stock purchased by Gotham was $186,600, the aggregate purchase price of the Common Stock purchased by Gotham III was $147,510 and the aggregate purchase price of the Common Stock purchased by Gotham International was $110,740. All of the funds required for these purchases were obtained from the general funds of Gotham, Gotham III and Gotham International, respectively.

                                                           Page 7 of 10 Pages

Item 4.  Purpose of the Transaction


First Union Real Estate Equity and Mortgage Investments ("First Union") made a special distribution of a subsidiary, Imperial Parking Corporation to record holders of First Union as of March 20, 2000. First Union distributed the shares of the Company's common stock to holders of First Union shares on the basis of one share of the Company's common stock for every 20 First Union shares held on March 20, 2000. In connection with the special distribution, the Reporting Persons received 292,061 shares of the Company as a result of owning 5,841,233 shares of First Union as of March 20, 2000, In addition, the Reporting Persons acquired Common Stock in the open market for investment purposes, and the Reporting Persons intend to continue to evaluate the performance of such Common Stock as an investment in the ordinary course of their business. The Reporting Persons pursue an investment objective that seeks capital appreciation. In pursuing this investment objective, the Reporting Persons analyze the operations, capital structure and markets of companies in which they invest, including the Company, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). As a result of these activities, one or more of the Reporting Persons may participate in interviews or hold discussions with third parties or with management in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses
(a) through (j) of Item 4 of the Schedule 13D form, including, without limitation, such matters as disposing of one or more businesses, selling the Company or acquiring another company or business, changing operating or marketing strategies, adopting, not adopting, modifying or eliminating certain types of anti-takeover measures, restructuring the Company's capitalization, and reviewing dividend and compensation policies.

     Each of the Reporting Persons intends to adhere to the foregoing investment philosophy with respect to the Company.

     Each Reporting Person will continuously assess the Company's business, financial condition, results of operations and prospects, general economic, financial and industry conditions, the securities markets and future trading prices in general and those for the Company's securities in particular, other developments and other investment opportunities. Depending on such assessments, one or more of the Reporting Persons may acquire additional Common Stock or may determine to sell or otherwise dispose of all or some of its holdings of Common Stock.

     Except as set forth above, none of the Reporting Persons has any plans or proposals which would relate to or result in any of the matters set forth in items (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer
     (a) Gotham owns 204,658 shares of Common Stock as of the date of this Statement, representing an aggregate of approximately 9.64% of the outstanding Common Stock of the Company. Gotham III owns 12,122 shares of Common Stock as of the date of this Statement, representing an aggregate of approximately .57% of the outstanding Common Stock of the Company. Holdings owns 23,898 shares of Common Stock as of the date of this Statement, representing an aggregate of approximately 1.13% of the outstanding Common Stock of the Company. Gotham International owns 78,383 shares of Common Stock as of the date of this Statement, representing an aggregate of approximately 3.69% of the outstanding Common Stock of the Company. The percentages in this paragraph are calculated based upon one share of the Company's common stock having been distributed for every 20 shares of First Union held at the close of business on March 20, 2000. First Union reflected in their Form 10-K for the year ended December 31, 1999 that there were 42,471,729 shares of Beneficial interest issued and outstanding as of January 31, 2000, therefore there are 2,123,586 shares of the Company outstanding. None of Gotham Advisors, Section H, Gotham Management, Karenina, DPB, Mr. Ackman or Mr. Berkowitz beneficially own any Common Stock (other than the Common Stock beneficially owned by Gotham, Gotham III, Holdings and Gotham International.

     (b) Each of Gotham, Gotham III, and Holdings has sole power to vote and to dispose of all of the Common Stock beneficially owned by it. Pursuant to the Investment Management Agreement, Gotham Advisors currently has the power to vote and to dispose of all of the Common Stock beneficially owned by Gotham International.

                                                           Page 8 of 10 Pages

 c) The tables below set forth information with respect to all purchases and sales of Common Stock by Gotham, Gotham III, Holdings and Gotham International. In each case, the transactions took place on the American Stock Exchange, except for the shares that were distributed by First Union(*).





                              Shares of Common Stock
Date                            Purchased/(Sold)              Price per Share

Gotham

03/20/00                             192,658*
04/03/00                              12,000                    15.550




Gotham III
03/20/00                               3,922*
03/31/00                               8,000                    18.050
04/03/00                                 200                    15.550


Gotham International

03/20/00                              71,583*
03/31/00                               2,000                    18.050
04/03/00                               4,800                    15.550


Holdings

03/20/00                              23,898*




Except as described above, none of Gotham, Gotham III, Gotham International, Gotham Advisors, Holdings, Section H, Karenina, DPB, Mr. Ackman or Mr. Berkowitz has effected any transactions in the securities of the Company during the past sixty days


     (d) and (e).  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described above, none of Gotham, Gotham III, Gotham
International, Holdings, Gotham Advisors, Section H, Gotham Management, Karenina, DPB, Mr. Ackman or Mr. Berkowitz is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profit or losses or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

     The following exhibit is being filed with this Schedule:

Exhibit 1 A written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended.

                                                       Page 9 of 10 Pages

 After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

April 7, 2000

                    GOTHAM PARTNERS, L.P.

                    By:   Section H Partners, L.P.
                          its general partner

                          By: Karenina Corporation,
                              a general partner of Section H Partners, L.P.

                          By: /s/ William A. Ackman
                              William A. Ackman
                              President


                    GOTHAM PARTNERS III, L.P.

                    By:   Section H Partners, L.P.
                          its general partner

                          By: Karenina Corporation,
                              a general partner of Section H Partners, L.P.

                          By: /s/ William A. Ackman
                              William A. Ackman
                              President


                    GOTHAM INTERNATIONAL ADVISORS, L.L.C.

                    By: /s/ William A. Ackman
                          William A. Ackman
                          Senior Managing Member


                   GOTHAM HOLDINGS II, L.L.C.

                         By: Gotham Holdings Management LLC,
                           the Manager


                    By: /s/ William A. Ackman
                          William A. Ackman
                          Managing Member